Free Writing Prospectus Filed Pursuant to Rule 433 Supplementing

Prospectus dated May 11, 2012, Prospectus Supplement dated May 29,

2012 and Preliminary Pricing Supplement dated May 29, 2012

Registration No. 333-181339

FINAL TERM SHEET

Dated: May 29, 2012

$300,000,000 4.700% Notes due 2022

Issuer:	Whirlpool Corporation

Size:	$300,000,000

Maturity:	June 1, 2022

Coupon (Interest Rate):	4.700%

Yield to Maturity:	4.719%

Spread to Benchmark Treasury:	T+300 bps

Benchmark Treasury:	UST 1.750% due May 15, 2022

Benchmark Treasury Price and Yield:	100-09; 1.719%

Interest Payment Dates:	Semi annually on June 1 and December 1, beginning December 1, 2012

Make-Whole Redemption Provision:	At any time at a discount rate of the Adjusted Treasury Rate plus 45 basis points

Change of Control Repurchase Event:	If a Change of Control Repurchase Event occurs, Whirlpool Corporation will be required to make an offer to each holder of notes to repurchase the notes at a purchase price equal to 101% of the principal amount of the notes, plus any accrued and unpaid interest thereon to the date of repurchase.

Price to Public:	99.850%

Settlement Date:	June 1, 2012

Use of Proceeds:	General corporate purposes, including the repayment of outstanding indebtedness (currently carrying an interest rate of 1.82%) under our long term revolving credit facility with a fixed maturity date of June 28, 2016

CUSIP:	96332HCE7

Ratings:*	Moody’s: Baa3 (stable outlook) Standard & Poor’s: BBB- (stable outlook) Fitch: BBB (stable outlook)

Joint Book-Running Managers:	J.P. Morgan Securities LLC RBS Securities Inc. BNP Paribas Securities Corp. Citigroup Global Markets Inc.

Co-Managers:	ING Financial Markets LLC Merrill, Lynch, Pierce, Fenner & Smith Incorporated Mitsubishi UFJ Securities (USA), Inc. Wells Fargo Securities, LLC

* An explanation of the significance of ratings may be obtained from the ratings agencies. Generally, ratings agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The security ratings above are not a recommendation to buy, sell or hold the securities offered hereby. The ratings may be subject to review, revision, suspension, reduction or withdrawal at any time by the ratings agencies. Each of the security ratings above should be evaluated independently of any other security rating.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC collect at 1-212-834-4533 or RBS Securities Inc. toll-free at 1-866-884-2071.